FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

March 4, 2008

Item 3: News Release:

A news release dated and issued on  March 4, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Commences Systematic Deeper Core Drilling at Golden Summit

Item 5: Full Description of Material Change:

March 4, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce the commencement of a 15,000-foot core drilling program at its Golden Summit project outside Fairbanks, Alaska.  Drilling is aimed at testing the potential for deeper gold mineralization in areas where bulk tonnage and high-grade vein mineralization have been identified with shallow, close spaced drilling and surface bulk sampling.  Initial drilling in central part of the Cleary Hill south vein swarm is encountering numerous zones of shearing, alteration and quartz veining throughout the hole depths.  These zones are similar in appearance to the mineralized zones encountered in the Fence 1 shallow RAB drilling that contained gold.

While the program of shallow, closed spaced RAB drilling conducted from December 2006 to November 2007 (674 holes totaling 40,093’) identified areas of both high-grade veins and bulk tonnage mineralization over strike lengths of a minimum of 5,000 feet, this is first systematic deeper testing of the mineralization with the aim of developing gold resources.

Holes 1-5 were designed to test the continuity to depth of the 300 foot wide zone of mineralization encountered on the southern end of RAB Fence 1 (http://www.freegoldventures.com/i/maps/map02270 8ITF.pdf), with each hole stepping  100 feet further south.  Four holes were drilled to the north at 60 degrees, as the majority of structures exposed by bulk sampling in this area dip 60-65 degrees to the south.  In order to check that structures of differing angles were not missed, one hole was drilled to the south at an angle of 45 degrees.

Alteration, mineralization, shearing and quartz veining similar to that seen in the bulk sample cuts and in the shallow Fence 1 RAB drilling have been seen extending to depth in all five holes.  Hole 5, planned to extend beyond this mineralized zone and into the Cleary Hill structural zone intersected this parallel system at a depth of 635 feet. The hole is currently being deepened in order to test the width of the zone. The mineralized rocks intersected at this depth appear similar to those found on the Cleary Hill mine dump at the number 3 portal, where lower grade mineralization from the bottom of the Cleary Hill mine was separated from the +1 oz/ton vein material that was sent to the mill.

Following the completion of the initial drilling in the Fence 1 area, the drill will be moved to the Beistline area where it will begin testing the continuity of the Beistline structure along strike and to depth.  Five fences, consisting of 3 holes (100 foot spacing between holes and 100 feet between fences), will test the Beistline structure from the old Beistline shaft 500 feet west and 300 feet down dip.  These holes will also test the continuity of the parallel B1 and B2 structures, as well as the ‘bleed’ mineralization found during bulk sampling to extend between these parallel structures along the more brittle rocks in the schists that host the structures and mineralization.  Following drilling in the Beistline area and the receipt of assays from the original holes, the drill is expected to return to the Fence 1 area to continue with 100 foot step outs along strike to provide sufficient drill density to generate an initial gold resource on the property.

The Qualified person for this release is Michael P. Gross, M.S., P.Geo, VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has recently finalized a 54,700-foot drilling program aimed at further expanding the size of the resource and is in the process of generating a new 43-101 resource prior to undertaking new economic evaluations in 2008.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit, and newly identified open ended areas of molybdenum mineralization continue to be encountered along with the gold in the northern portions of the deposit.

Freegold's 40,100-foot drill program has resulted in the discovery of new high-grade veins and bulk tonnage shear zones on its Golden Summit project outside Fairbanks, Alaska. Over 7 million ounces of gold has historically been recovered from Golden Summit which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  In order to further evaluate the mineralized zones delineated to date, on-site seasonal bulk sample processing using a gravity-based concentration plant has commenced.  Exploration is ongoing as the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.

Exploration has also commenced on the Vinasale property in Alaska, where geophysical and surface sampling programs have recently been completed on this 140,000 acre property which contains the Vinasale gold deposit., and on the Rob property in Alaska, where recent drilling has intersected high-grade gold (29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet) in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo mine.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604-662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 4h day of March 2008.